FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2006

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Monday 31 July 2006

Abbey Statement

Abbey National plc (“Abbey”) and Grupo Santander announce with deep sadness the death of Abbey’s Chief Executive Officer, Francisco Gómez-Roldán. Mr Gómez-Roldán was an outstanding individual, a talented executive, and a delightful colleague. He will be greatly missed.

On Thursday 27th July, the Abbey Board confirmed the appointment of António Horta-Osório as Abbey’s new Chief Executive to commence from Monday 21st August 2006. In the intervening period, Jorge Moran, Chief Operating Officer at Abbey will oversee day-to-day operations.

Ends

Media Contact

Matthew Young, Abbey Director of Communications 020 775 64232

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 31st July 2006	By /s/ Shaun Coles
(Authorised Signatory)